U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

11017857

SEC FILE NO.
8-1361

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott & Stringfellow, LLC

RECD S.E.C.
MAR 2 2011
803

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 8 2011
REGISTRATIONS BRANCH

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer — 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon	St. Suite 3600	Charlotte	North Carolina	28202
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/6/11

Oath or Affirmation

I, Randall Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Scott & Stringfellow, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall Saufley
Chief Financial Officer

Notary Public 283212 Expires 9/30/2011

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott & Stringfellow
A BB&T Corporation Affiliate

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$ 4,555,407
Cash segregated under federal regulations	1,057,048
Securities purchased under agreements to resell	326,705,991
Securities owned, at fair value	179,064,255
Securities owned, pledged at fair value	169,099,270
Receivable from affiliate	74,721,357
Receivable from Parent	1,173,048
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $24,097,308)	6,058,217
Goodwill	99,177,576
Deferred tax asset	10,568,785
Accrued taxes receivable	162,590
Other assets	38,342,531
Total assets	$ 910,686,075

LIABILITIES AND MEMBER'S EQUITY

Securities sold under agreements to repurchase	$ 255,676,555
Securities sold, not yet purchased, at fair value	232,583,600
Short-term borrowing with Parent	46,069,944
Accrued interest payable	1,409,964
Accrued expenses, compensation, and other liabilities	54,749,203
Total liabilities	590,444,266
Liabilities subordinated to claims of general creditors	100,000,000
Member's equity	220,241,809
Total liabilities & member's equity	$ 910,686,075

The accompanying notes are an integral part of this Statement of Financial Condition.

Report of Independent Auditors

To the Board of Managers and Members of
Scott & Stringfellow, LLC
(a wholly-owned subsidiary of BB&T Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Scott & Stringfellow, LLC (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011
Charlotte, NC

1. Organization and Description of Business

Scott & Stringfellow, LLC ("Company" or "LLC"), is a wholly owned subsidiary of BB&T Corporation ("Parent"), a financial services holding company headquartered in North Carolina and sole member of the LLC. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to regulatory oversight by the Financial Industry Regulatory Authority ("FINRA").

The Company receives all clearing services from an affiliated company, Clearview Correspondent Services, LLC, ("Clearview") a wholly owned subsidiary of the Parent. Refer to Note 12 for further discussion.

The Company deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. Additionally, the Company offers mutual funds, annuities and life insurance products. The Company also offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provides these services to corporate clients, institutional investors and individuals.

2. Summary of Significant Accounting Policies

Use of estimates in preparation of Statement of Financial Condition
The Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts and disclosures. These estimates and assumptions are based on judgment and available information, and consequently, actual results could be materially different from these estimates.

Cash and cash equivalents
Cash and cash equivalents represent amounts on deposit with banks and other financial institutions that are not subject to segregation under federal regulation. Cash and cash equivalents have original maturities of three months or less.

Securities owned and securities sold, not yet purchased
Proprietary security transactions in regular way trades are recorded on a trade date basis, as if they had settled. Amounts receivable and payable for securities transactions that have not yet reached their contractual settlement date are recorded on a net basis on the Statement of Financial Condition in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940-20-45, *Broker Dealer Activities* ("Topic 940"). Securities are recorded at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820").

Securities purchased under agreements to resell and securities sold under agreements to repurchase
Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") or securities sold under agreements to repurchase ("repurchase agreements" or "repos") are accounted for as collateralized agreements. It is the Company's policy to obtain the right to use the securities as collateral relating to resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are recorded at contractual amounts plus accrued interest. Interest on reverse repos and repos is accrued and is included in the Statement of Financial Condition in Other assets and Accrued interest payable, respectively.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements is based on both straight-line and accelerated methods. Depreciation on furniture and equipment is recorded over the estimated useful lives of the assets (ranging from three to seven years). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term, including certain renewals that were deemed probable at lease inception, or the estimated useful lives of the improvements.

Goodwill and intangible assets

Goodwill represents the cost in excess of the fair value of the net assets acquired. Goodwill is not amortized over an estimated useful life, but rather is tested at least annually for impairment. The Company measures impairment using the present value of estimated future cash flows. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the reporting unit exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the reporting unit is less than the carrying value, the Company recognizes impairment for the excess of carrying value over fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible reduction in the fair value of the Company below its carrying amount. Through December 31, 2010, the Company did not record any goodwill impairment based on its testing.

Other intangible assets, primarily purchased books of business and non-compete agreements, are amortized based upon the estimated economic benefit received. These intangible assets are included in the Statement of Financial Condition in Other assets.

Fair Value Measurements

Topic 820 provides a framework for measuring fair value which requires that an entity determine fair value based on the exit price from the principal market for the asset or liability being measured, which is discussed further in Note 3.

Derivative financial instruments

The Company utilizes derivative financial instruments to manage various financial risks. These derivatives primarily consist of equity options and treasury futures. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The Company does not designate its derivative financial instruments as hedges under FASB ASC Topic 815, *Derivatives and Hedging*, ("Topic 815").

Income taxes

The Company's operating results are included in the consolidated federal income tax return of the Parent. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Parent. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method. The Company does not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2010.

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws or rates, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

3. Fair Value Measurements

Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include certain equity securities and derivative contracts that are traded on an exchange or listed market.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for identical or similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include certain corporate, state and municipal debt securities, U.S. government and agency obligations, brokered certificates of deposit, derivative contracts and thinly traded equities.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. Level 3 assets and liabilities include certain corporate debt, distressed state and municipal debt securities and equities considered worthless. Valuation and classification of these assets is based upon trader quotes and management estimates as determined by the Company's Valuation Committee. Level 3 assets also include partnerships in which the Company has a non-controlling interest. There is no active market for these partnerships so valuation is based on financial information received from the partnership and management judgment.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis

	12/31/10	Level 1	Level 2	Level 3
Assets:				
Securities Owned:				
U.S. government	$ 8,801,278	$ -	$ 8,801,278	$ -
U.S. government-sponsored entities (GSE)	31,389,158		31,389,158	
Mortgage-backed securities issued by GSE	35,779,390		35,779,390	
State and political subdivisions	85,387,628		78,093,668	7,293,960
Equity and other securities	16,139,994	270,145	15,219,683	650,166
Venture capital and similar investments	1,566,807			1,566,807
Securities owned, pledged:				
U.S. government	32,510,126		32,510,126	
U.S. government-sponsored entities (GSE)	136,589,144		136,589,144	
Total assets	$348,163,525	$ 270,145	$338,382,447	$ 9,510,933
Liabilities:				
Securities sold not yet purchased:				
U.S. government	$207,529,316	$ -	$207,529,316	$ -
U.S. government-sponsored entities (GSE)	19,691,837		19,691,837	
State and political subdivisions	215,651		215,651	
Equity and other securities	5,098,046	285	5,097,761	
Derivatives	3,750		3,750	
Total liabilities	$232,538,600	$ 285	$232,538,315	$ -

Securities owned, pledged represent assets pledged under repurchase and securities lending transactions in which the agreement gives the counterparty the right to sell or re-pledge the underlying assets, which is discussed further in Note 13.

The following discussion focuses on the valuation techniques and significant inputs used by the Company in determining the Level 2 and Level 3 fair values of each significant class of assets and liabilities.

The fair values for securities owned and securities owned, pledged, are generally based upon quoted market prices or observable market prices for identical or similar instruments. The Company generally utilizes multiple third-party pricing services in determining the fair value of its securities portfolio. The pricing services use observable inputs when available, including: benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids and offers. For certain security types, additional inputs may be used, or some inputs may not be applicable. The Company performs a review of pricing on a sample of actual trades executed in order to validate the fair values provided by these pricing services. When market observable data is not available, which generally occurs due to the lack of liquidity for certain securities, the valuation of the security is subjective and may involve substantial judgment by management.

Specific valuation techniques and inputs used in determining the fair value of each significant class of assets and liabilities follows:

Securities owned: Securities owned and securities, pledged, are composed of all types of debt and equity securities, but the majority consists of debt securities issued by the U.S. government, U.S. government-sponsored entities, or states and political subdivisions. Specific observable inputs include quoted prices for identical or similar assets or liabilities in active markets. The valuation techniques used for these instruments are more fully discussed below.

U.S. government: These are debt securities guaranteed by the U.S. government. The Company's valuations are based on a market approach using observable inputs.

U.S. government-sponsored entities (GSE) and Mortgage-backed securities issued by GSE: These are debt securities issued by government sponsored entities. The Company's valuations are based on a market approach using observable inputs.

States and political subdivisions: These are debt securities issued by states and political subdivisions. The Company's valuations are primarily based on a market approach using observable inputs. In some cases, there are no observable market values for these investments, and therefore, management must estimate the fair value based on a comparison of the operating performance of the entity to multiples in the marketplace for similar entities. In some cases, there are no observable fair values for these investments, and therefore, management must estimate the fair value based on unobservable inputs and or modeling assumptions.

Equity and other securities: These securities consist primarily of equities, mutual funds and corporate bonds and brokered CDs. These securities are valued based on a review of quoted market prices for identical and similar assets. In some cases, there are no observable market values for these investments, and therefore, management must estimate the fair value based on a comparison of the operating performance of the entity to multiples in the marketplace for similar entities.

Derivative assets and liabilities: The fair values of derivative financial instruments are determined based on quoted market prices. Additional derivatives disclosures may be found in Note 13.

Venture capital and similar investments: The Company has venture capital and similar investments that are carried at fair value. In many cases, there are no observable market values for these investments, and therefore, management must estimate the fair value based on a comparison of the operating performance of the entity to multiples in the marketplace for similar entities. This analysis requires significant judgment and actual values in a sale could differ materially from those estimated.

Securities owned, not yet purchased: Securities owned, not yet purchased, represent securities sold short. These trades are primarily a hedging strategy for the purposes of supporting institutional and retail client trading activities.

-

The table below presents a reconciliation for the year ended December 31, 2010, for Level 3 assets and liabilities that are measured at fair value on a recurring basis.

Fair Value Measurements Using Significant Unobservable Inputs

For the year ended December 31, 2010	U.S. Government-sponsored entities (GSE)	Mortgage-backed Securities Issued by GSE	Non-Agency Mortgage-backed Securities	States & Political Subdivisions	Equity & Other Securities	Venture Capital & Similar Investments
Beginning Balance	$ 80,958,766	$ -	$ -	$ 12, 293,447	$ 427	$ 1,552,171
Total realized and unrealized gains or (losses) included in earnings:						
Principal transactions, new transactions	122,027	(24,940)	(41,782)	(4,266,011)	97,693	
Other revenue						227,481
Purchases, issuances and settlements	(5,619,038)	24,940	41,782	(686,363)	546,465	(212,845)
Transfers into Level 3					5,581	
Transfers out of Level 3	(75,461,755)			(47,113)		
Ending Balance	$ -	$ -	$ -	$ 7,293,960	$ 650,166	$ 1,566,807
Net realized gains (losses) included in earnings relating to assets and liabilities still held at December 31, 2010	$ -	$ -	$ -	$ (3,275,519)	$ (14,246)	$ 227,481

The Company's policy is to recognize transfers in and out of Levels 1, 2 and 3 as of the end of the quarterly reporting periods. During the year ended December 31, 2010, the Company transferred a U.S. Government Sponsored Entity position and a States and Political Subdivision position from Level 3 to Level 2 due to the availability of quoted prices on these items. The Company also acquired an immaterial amount of non-marketable securities from client accounts which were classified as Level 3 securities.

The Company has investments in venture capital funds and other similar investments that are measured at fair value based on the investment's net asset value. The significant investment strategies for these ventures are primarily equity and partnerships in privately-held middle market companies. The majority of these investments are not redeemable and have varying dates for which the underlying assets are expected to be liquidated by distribution through 2020. As of December 31, 2010, restrictions on the ability to sell the investments include, but are not limited to, consent of a majority member or general partner approval for transfer of ownership. There were no investments probable of sale for less than net asset value at December 31, 2010.

4. Cash Segregated under Federal Regulations

At December 31, 2010, cash of $1,057,048 was segregated in special reserve bank accounts for the exclusive benefit of clients under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of client related credits over the client related debits. As of December 31, 2010, the excess of these total credits over total debits was $1,018,688. On January 4, 2011, a deposit of $63,656 was made.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2010:

Furniture and equipment	$ 11,766,361
Alterations and improvements	4,948,067
Computer equipment	10,896,273
Computer software	2,544,823
Less: accumulated depreciation	(24,097,308)
Total	$ 6,058,217

6. Intangible Assets

The Company has intangible assets resulting from prior year acquisitions consisting of client relationships, trade name, and certain developed technology. The estimated useful lives for these intangible asset types are 10 years and three years. The net carrying amount of these intangible assets at December 31, 2010, included in Other assets on the Statement of Financial Condition, is $866,232.

7. Short-Term Borrowings

The Company maintains an unsecured line of credit from the Parent totaling $150,000,000. As of December 31, 2010, $46,069,944 was outstanding. Interest accrues on outstanding borrowings at the one-month LIBOR rate plus 0.25% per annum and is adjusted monthly with an effective interest rate that ranged from 0.49% to 0.61% per annum throughout 2010. Interest is payable to the Parent monthly. There is no established maturity date under the agreement with the Parent.

8. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors represent subordinated borrowings with the Parent. Such borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Liabilities subordinated to the claims of general creditors are composed of the following at December 31, 2010:

Subordinated note dated 1999, renewing December 2011	$ 15,000,000
Subordinated note dated 2000, renewing November 2011	15,000,000
Subordinated note dated 2003, renewing June 2011	30,000,000
Subordinated note dated 2007, renewing August 2011	40,000,000
Total	$ 100,000,000

Interest accrues on the above subordinated notes at the three-month LIBOR rate plus 0.80% per annum and is adjusted quarterly with an effective interest rate that ranged from 1.02% to 1.24% per annum throughout 2010. Interest is payable to the Parent monthly.

In September 2009, the Company executed a $200,000,000 revolving subordinated loan agreement with the Parent. When used, interest accrues on this revolving subordinated loan agreement at the three-month LIBOR rate plus 0.80% per annum and is adjusted quarterly with an effective interest rate that ranged from 1.02% to 1.24% per annum, throughout 2010. There was no outstanding balance as of December 31, 2010.

9. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities included in the Statement of Financial Condition at December 31, 2010 are presented below:

Deferred tax assets:	
Accrued expenses	$ 17,335,090
Equity based compensation	3,945,732
Depreciation	205,433
Reserves	106,652
Deferred compensation	98,388
Other	307,756
Total deferred tax assets	$ 21,999,051
Deferred tax liabilities:	
Tax accounting method change	$ 8,771,442
Intangibles	2,195,222
Investment in Partnerships	391,189
Exchange seats	72,413
Total deferred tax liabilities	11,430,266
Net deferred tax asset	$ 10,568,785

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company has evaluated the requirements of ASC 740, Income Taxes, and recognized no adjustments in the liability for unrecognized income tax benefits as of December 31, 2010. The Company did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2010. The Company is subject to U.S. income taxes as well as various state and local jurisdictions.

10. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,000,000.

At December 31, 2010, the Company had net capital of $142,779,679 which was $141,764,624 in excess of its minimum net capital requirement of $1,015,055.

In addition, the Company may not repay subordinated borrowings, pay cash dividends or make any unsecured advances or loans to the Parent or employees if net capital falls below 150% of the firm's net capital minimum dollar requirement.

11. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees with more than 90 days of service to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 6% of the employee's compensation.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations.

Certain employees of the Company participate in the Parent's equity based compensation plans, which provide for the issuance of the Parent's share-related awards, such as stock options and restricted share units. The Parent measures the fair value of each option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants awarded in 2010:

Assumptions:	
Risk-free interest rate	2.02%
Dividend yield	5.40%
Volatility factor	36.00%
Expected life	7.24 years
Fair value of options per share	$ 5.60

The Parent determines the assumptions used in the Black-Scholes option pricing model as follows: the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; the dividend yield is based on the historical dividend yield of the Parent's stock, adjusted to reflect the expected dividend yield over the expected life of the option; the volatility factor is based on the historical volatility of the Parent's stock, adjusted to reflect the ways in which current information indicates that the future is reasonably expected to differ from the past; and the weighted-average expected life is based on the historical behavior of employees related to exercises, forfeitures and cancellations.

The Parent measures the fair value of restricted share units based on the price of the Parent's common stock on the grant date less the present value of expected dividends that are foregone during the vesting period. Substantially all of the Parent's option awards are granted in February of each year.

The total intrinsic value of options exercised or restricted share units vested during 2010 was $339,340. The total grant date fair value of equity-based awards that vested during 2010 was $1,663,783.

The following table details the activity during 2010 related to the Parent's stock options awarded to employees of the Company:

	Options	Weighted Average Exercise Price
Outstanding at beginning of period	1,504,969	$ 34.86
Granted	191,601	27.75
Exercised	(32,776)	24.28
Forfeited or Expired	(135,740)	34.05
Outstanding at end of period	1,528,054	34.27
Exercisable at the end of period	891,077	$ 37.14

The following tables summarize information about Parent stock option awards to employees of the Company as of December 31, 2010:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding 12/31/10	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Outstanding 12/31/10	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$16.88 to $20.00	120,346	8.0	$ 16.88	24,601	7.9	$ 16.89
$20.01 to $25.00	172,849	7.2	24.70	63,836	7.2	24.70
$25.01 to $30.00	173,233	9.0	27.75	-	0.0	-
$30.01 to $35.00	274,701	5.8	33.91	160,833	5.0	33.64
$35.01 to $44.14	786,925	4.5	40.58	641,807	4.2	40.03
	1,528,054	5.8	$ 34.27	891,077	4.7	$ 37.14

	Options Expected to Vest		
Exercise Prices	Number Outstanding 12/31/10	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$16.88 to $20.00	98,636	8.0	$ 16.88
$20.01 to $ 25.00	145,339	7.2	24.70
$25.01 to $30.00	142,051	9.0	27.75
$30.01 to $35.00	236,867	5.6	33.85
$35.01 to $44.15	655,219	4.6	40.63
	1,278,112	5.8	$34.40

The aggregate intrinsic value of options outstanding, options exercisable and options expected to vest at December 31, 2010, was $2,898,972.

The following table details activity during 2010 related to restricted share units awarded by the Parent to employees of the Company:

	Shares/Units	Weighted Average Grant-Date
Nonvested	381,077	$ 17.13
Granted	106,140	23.77
Vested	(3,593)	19.22
Forfeited	(56,865)	18.12
Nonvested at end of year	426,759	$ 18.64

At December 31, 2010, the Parent's restricted share units had a weighted-average life of 2.5 years. At December 31, 2010, the Company estimates that 352,768 restricted share units will vest over a weighted-average life of 2.4 years.

12. Related Party Transactions

The Company is a member of a group of affiliated companies and, as described below and in Note 7, Note 8 and Note 14, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Parent provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll and other administrative services.

At December 31, 2010, the Company had a receivable of $162,590 from the Parent for unpaid income tax and such amount is included in Accrued taxes receivable on the Statement of Financial Condition.

At December 31, 2010, the Company had several bank accounts with the Parent, or other subsidiaries of the Parent, with an unrestricted cash balance of $4,555,407 and cash segregated under federal regulation balance of $1,057,048. Other miscellaneous receivables from the Parent totaled $1,173,048 at December 31, 2010, and are included in Receivable from Parent in the Statement of Financial Condition.

During 2010, the Company provided certain underwriting and investment banking services to the Parent.

The Company receives all clearing services from Clearview. Pricing for clearing services are established through mutual agreement between the two companies, and therefore, it is possible that the terms of this pricing arrangement are not the same as those that would result from transactions among wholly unrelated parties.

At December 31, 2010, the Company had a receivable from Clearview in the amount of $74,721,357. Of this amount, $55,280,235 was a result of securities purchased and sold through Clearview's clearing activities for the Company. Securities owned by the Company are pledged as collateral when financing with Clearview. The remaining $19,441,122 resulted from unsettled operational amounts, such as commissions due to the Company.

The Company provides management, consulting and financial services to Clearview for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing as well as other administrative services.

During 2010, the Company entered into a sublease agreement with Clearview. The sublease agreement contains a cancelable term with no renewal options expiring in 2013.

13. Financial Instruments with Off-Statement of Financial Condition Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-statement of financial condition credit and market risk. The Company's principal activities and exposure to credit risk, associated with clients not fulfilling their contractual obligations, can be directly impacted by volatile trading markets.

Derivatives used for trading purposes are carried at fair value. Fair value for exchange-traded derivatives, principally options, are based on quoted market prices. The Company utilizes derivative financial instruments to manage various financial risks. These derivatives primarily consist of futures contracts. The Company does not designate its derivative financial instruments as hedges under Topic 815 as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under Topic 815 are generally not applicable with respect to these financial instruments. Premiums and unrealized gains and losses for written and purchased options are recognized gross in the Statement of Financial Condition.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties. Notional amounts do not represent amounts to be exchanged between parties, and are not a measure of financial risk. To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations.

As of December 31, 2010, the gross contractual or notional amounts of derivative financial instruments are as follows:

	Notional Amount
Fixed Income	
Options held	$ 13,500
Options held	(2,400,000)
Total	$ (2,386,500)

The majority of the Company's transactions with off-statement-of-financial-condition risk are short-term in duration with a weighted average maturity of approximately 0.25 years at December 31, 2010.

The fair value of derivative financial instruments included in Securities owned and Securities sold, not yet purchased as of December 31, 2010, and the average monthly fair value of the instruments for the year ended December 31, 2010, are as follows:

	Fair Value at Year-End		Average Fair Values	
	Assets	Liabilities	Assets	Liabilities
Futures contracts	$ -	$ 3,700	$ -	$ 4,453
Options written				36,305
Options held	30		18,608	
Total derivatives	$ 30	$ 3,700	$ 18,608	$ 40,758

The Company has established credit policies for commitments involving financial instruments with off-statement-of-financial-condition credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

At December 31, 2010, the Company had receivables under resale agreements of $326,705,991 and payables under repurchase agreements of $255,676,555 reflected in the Statement of Financial Condition. The Company had no commitments to enter into future resale and repurchase agreements as of December 31, 2010.

At December 31, 2010, approximate fair market values of collateral received that can be sold or repledged by the Company were:

	Market Value
Securities purchased under agreements to resell	$333,974,631
Total sources of collateral	$333,974,631

At December 31, 2010, approximate fair market values of collateral received that were sold or repledged by the Company were:

	Market Value
Securities sold under agreements to repurchase	$263,281,325
Total uses of collateral	$263,281,325

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2010, at market values of the related securities and may incur a loss if the market value of the securities increases subsequent to December 31, 2010, and prior to settlement of the transaction.

14. Commitments and Contingencies

FASB ASC 460, Guarantees, ("Topic 460") requires the Company to disclose information about its obligations under certain guarantee arrangements. Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability, or equity security of the guaranteed party. Topic 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

In the normal course of business, the Company indemnifies and guarantees its clearing agent, Clearview, against specified potential losses in connection with it acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2010, the Company had $5,625,000 of open underwriting commitments.

The Company is obligated under non-cancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2025. At December 31, 2010, the Company had minimum lease obligations related to this and other non-cancelable operating leases as follows:

For the years ending December 31:

2011	$ 7,583,555
2012	5,119,359
2013	4,442,844
2014	3,968,536
2015	3,216,477
Thereafter	29,022,339
Total minimum future payments	$ 53,353,110

15. Litigation

In the ordinary course of business, the Company is subject to a certain amount of claims, litigation, investigations and legal and administrative case proceedings, all of which are considered incidental to the normal course of business. While the outcome of legal proceedings is inherently uncertain, the Company's management believes that such proceedings will not have a material adverse effect on the financial position of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position.

16. Subsequent events

The Company has evaluated subsequent events and has determined there are none requiring disclosure through the date of this Statement of Financial Condition.